[CGG Letterhead]
September 21, 2005
Mr. Jason Wynn
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Geophysics Company Registration Statement on Forms F-4 and S-4 (SEC File No. 333-126556)
Dear Mr. Wynn:
The Company hereby respectfully requests that the Registration Statement, as amended, be declared effective at 5:00 p.m. September 23, 2005 or as soon thereafter as practicable.
The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Compagnie Générale de Géophysique (General Geophysics Company)
By: /s/ Michel Ponthus
Michel Ponthus
Senior Executive Vice President
Legal Affairs and Human Resources
and Secretary General

cc:	H. Roger Schwall Assistant Director